Exhibit 99.331

July 9, 2021

VIA SEDAR

To: All Canadian Securities Regulatory Authorities

Dear Sirs:

Re:	Nextech AR Solutions Corp. (the “Company”)

We advise you of the following dates in connection with the Company’s upcoming Annual General and Special Meeting of Shareholders:

Meeting Type:	Annual General and Special Meeting
Meeting Date:	September 14, 2021
Meeting Location:	Vancouver, BC
Record Date for Notice:	August 5, 2021
Record Date for Voting:	August 5, 2021
Beneficial Ownership Determination Date:	August 5, 2021

Issuer sending proxy related materials directly to NOBO:	Yes

Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
Common	65343B104	CA65343B1040

Best Regards,

Nextech AR Solutions Corp.

“Evan Gappelberg”
Evan Gappelberg
CEO & Director